UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2009

 BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat
17 August 2009

To:

Australian Securities Exchange

London Stock Exchange

cc:

New York Stock Exchange

Swiss Stock Exchange

JSE Limited

Deutsche Bank

UBS Zurich

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group's Securities Dealing Procedure.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group's Securities Dealing Procedure.
Name of person discharging managerial responsibilities	Mr A Calderon
Date of last notice	9 December 2008
Date issuer informed of transaction	14 August 2009
Date and place of transaction	13 August 2009 (London Stock Exchange)
Nature of transaction

The acquisition of 29,133 ordinary shares in BHP Billiton Plc following the exercise of Deferred Shares under the Group Incentive Scheme. In addition, an on-market sale of 11,999 ordinary shares on the London Stock Exchange, made in order to meet expected tax obligations.

Part 1 - Change of relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)

Mr Calderon has an indirect interest in 344 ordinary shares in BHP Billiton Plc held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

No change to indirect holding.

Date of change	13 August 2009
No. of securities held prior to change	Nil held directly
Class	Ordinary Shares in BHP Billiton Plc
Number acquired	29,133
Number disposed	11,999
Value/Consideration	Exercise of 29,133 at nil cost Sale of 11,999 at GBP15.32
No. of securities held after change	17,134
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

The acquisition of 29,133 ordinary shares in BHP Billiton Plc following the exercise of Deferred Shares under the Group Incentive Scheme. In addition, an on-market sale of 11,999 ordinary shares on the London Stock Exchange, made in order to meet expected tax obligations.

Any additional information	-

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:
  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Part 3 - Change of interests in options or other rights granted by the entities (cont'd)
Total number of securities over which options or other rights held at the date of this notice

143,227 - maximum number of GIS Options (over ordinary shares of BHP Billiton Plc) under the GIS

556,993 - maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP

344 - maximum number of matched shares (ordinary shares of BHP Billiton Plc) under Shareplus

_________

700,564 - Total

Any additional information	This notification is in respect of an exercise of vested 2006 (11,926) and 2007 (17,207) Deferred Shares under the BHP Billiton Plc Group Incentive Scheme.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Ms F Smith - BHP Billiton Limited Ms E Hobley - BHP Billiton Plc
Contact details	Ms F Smith Tel: +61 3 9609 3179 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 18 August 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary